U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-27999

NOTIFICATION OF LATE FILING	CUSIP NUMBER
31787A101

(Check One):

☑ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Finisar Corporation
Former Name if Applicable:	N/A
Address of Principal Executive Office:	1308 Moffett Park Drive
City, State and Zip Code:	Sunnyvale, CA 94089

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Finisar Corporation (the “Company”) is currently finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2005 (the “Form 10-K”) and is also currently finalizing the assessment of its internal controls over financial reporting as of April 30, 2005, as required by Section 404 of the Sarbanes-Oxley Act. The Company needs additional time to complete this process. Although the Company has dedicated significant resources to the completion of this process and has made substantial progress, management has experienced delays in completing the Section 404 assessment and related Form 10-K filing, primarily attributable to the integration of the operations of three recently acquired businesses, including the assets related to the optical transceiver and transponder products of Infineon Technologies AG that were acquired in January 2005, I-TECH Corp. that was acquired in April 2005 and InterSAN, Inc. that was acquired in May 2005. As a result, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to finalizing its financial statements, its assessment of internal controls over financial reporting and its Form 10-K, and currently anticipates that it will be able to file the Form 10-K on or before the extended deadline of July 29, 2005.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen K. Workman, Senior Vice President, Finance, and Chief Financial Officer (408) 548-1000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☑ Yes	☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☑ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the fiscal year ended April 30, 2005, to be reported in the Form 10-K, will reflect significant changes from the prior year. On June 9, 2005, the Company issued a press release reporting its results of operations for the fiscal year ended April 30, 2005. A copy of the press release was furnished as an exhibit to the Company’s report on Form 8-K filed on June 9, 2005, which is incorporated herein by reference.

FINISAR CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 14, 2005	By:	/s/ Stephen K. Workman
Stephen K. Workman, Senior Vice President,
Finance, and Chief Financial Officer